

April 28, 2014

Via E-mail
Mr. Brian Pappas
Chief Executive Officer
Creative Learning Corporation
701 Market Street, Suite 113
St. Augustine, FL 32095

    Re: **Creative Learning Corporation**
             Form 10-K for the Fiscal Year Ended September 30, 2013
             Filed January 14, 2014
             Form 10-Q for the Quarter Ended December 31, 2013
             Filed February 13, 2014
             Response dated April 7, 2014
             File No. 000-52883

Dear Mr. Pappas:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 7. Management's Discussion and Analysis

Results of Operations, page 9

1. We note your response to comment 1. We also note that you sold approximately 185 franchises during fiscal year 2013. In light of the fact that your current initial franchise fee is $25,900, your proposed disclosure is unclear about whether the increase in your

franchise revenues is due to: increased numbers of franchises sold, price changes, and/or other matters. Please expand your disclosure as required by Item 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification § 501.04 and § 501.05. Identify and disclose the quantitative contribution of each material factor affecting reported franchise revenue.

2. We note your response to comment 1. We also note that during your fiscal year ended September 30, 2011 you appear to have earned an average of approximately $1,050 of royalty revenue from each of 105 franchisees. During the fiscal year ended September 30, 2012 such royalty revenue from each of 210 franchises approximated $2,300. During the following fiscal year, royalty revenue from your 395 franchisees approximated $2,500 per franchisee. It is unclear to us from your proposed disclosure to what extent your 2013 fiscal year increase in royalty revenues reflect an increased population of franchisees or increase sales by your franchisees. Please expand your disclosure as required by Financial Reporting Codification § 501.04 and § 501.05 to quantify the impact of these and other material factors on the changes in your royalty and marketing fee revenues. Address underlining trends, such as growth, stability or decline in your franchisee's reported revenues as required by Item 301(a)(3)(ii) of Regulation S-K.

3. Please provide us with your response to comment 2.

Liquidity and Capital Resources, page 9

4. We note your response to comment 3. We also note that the proposed revised disclosure of regarding notes receivable form related parties for page 9 still does not agree with comparable disclosures in your audited financial statements on page 21. Please revise to reconcile or to correct.

Item 9A. Controls and Procedures, page 11

5. We have considered your response to comment 5. Rule13a-15(e) specifies that "(d)isclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management". In the staff's view, this broad definition includes internal controls on financial reporting as defined in Rule 13a-15(f). Addressing the inadequate documentation issues and the internal control lapses involving the improperly recorded common stock issuances tell us how you determined that your disclosure controls and procedures were effective.

Financial Statements

Notes to Consolidated Financial Statements

(1) Nature of Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 25

6. It appears from your proposed revision to page 26 and your response to comment 13 that you deleted disclosure indicating that you recognize marketing fees as earned. It is unclear to us why you will not also revise your income statement presentation to revise your revenue line items to be consistent with your supplemental response. Please explain.

7. Further it is unclear how the accounting policy you describe in your response to comment 13 is consistent with disclosures in the fourth paragraph of page 10 and note (7) Accrued Marketing Fund on page 28. Tell us the following:

   - Describe the pertinent terms of the franchise agreements and any trust documents governing these funds and the segregated account;
   - Explain whether you "control" these funds or "manage" them for your franchisees;
   - Describe the level of control you have over selection of the marketing services to be paid for with these funds; and
   - Describe your consideration of whether or not the funds in this account should be presented in your balance sheet as restricted cash.

(14) Income Tax, page 31

8. It is unclear from your proposed disclosure, made in response to comment 14, to what extent utilization of NOL carryforwards and other matters had on your effective tax rate. Please revise and disclose the estimated amount and the nature of *each* significant reconciling item as required by ASC 740-10-50-12.

Form 10-Q for the fiscal quarter ended December 31, 2013

Item 2, Management's Discussion and Analysis

Liquidity and Capital Resources, page 13

9. Please provide us with your response to comment 15.

You may contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director